Exhibit 4.23

Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed. [*] indicates that information has been redacted.

SECOND AMENDMENT AGREEMENT

This Amendment Agreement (“Amendment Agreement”), dated as of October 16, 2018 (the “Execution Date”), is between the University of Massachusetts (“University”), a not-for-profit, public institution of higher education of the Commonwealth of Massachusetts, established by Chapter 75 of the Massachusetts General Laws, as represented by its Medical School (Worcester campus), and Agalimmune Ltd (“Company”), a private limited company incorporated in England & Wales (company registration number 08504603) with registered address at 1st Floor Thavies Inn House, 3-4 Holborn Road, London, EC1N 2HA, United Kingdom.

WHEREAS University and Company entered into an Exclusive License Agreement effective as of April 30, 2013 and thereafter amended such agreement in a document dated February 6, 2017 (the License Agreement as amended shall be referred to as the “Agreement”).

AND WHEREAS University and Company wish to further amend the License Agreement, with effect from the Effective Date (as defined below).

THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, University and Company agree as follows:

1          Definitions

1.1          “Effective Date” shall mean March 20, 2017.

1.2          Terms defined in the Agreement (including by way of cross-reference), unless otherwise defined herein, have the same meaning herein as if set out in this Amendment Agreement.

2          Amendments to the Agreement.

2.1          Amendment of Section 3.1.  Section 3.1(b) of the Agreement shall be and is hereby replaced as of the Effective Date in its entirety by the following:

3.1(b)      Development of Licensed Products.

(i)           Within [*] days of the Commencement Date, Company shall furnish University with a written business plan under which Company intends as of the Commencement Date to develop Licensed Products.

(ii)          Within [*] days after the start of each calendar year, beginning on January 1, 2014 Company shall furnish University with a written report on progress during the prior year to develop and commercialize Licensed Products, including without limitation research and development, efforts to obtain regulatory approval, marketing, and sales figures.  Company shall also include in the report a discussion of its intended development and commercialization efforts and sales projections for the current year.

(iii)         During [*], Company, its Affiliate or Sublicensee shall commence a Phase I clinical trial or its equivalent covering at least one (1) Licensed Product.

(iv)         During [*], Company, its Affiliate or Sublicensee shall commence a Phase II clinical trial or its equivalent covering at least one (1) Licensed Product, should such a trial be required by the FDA.

(v)          During [*], Company, its Affiliate or Sublicensee shall commence a Phase III clinical trial or its equivalent covering at least one (1) Licensed Product.

(vi)         No later than [*], Company, its Affiliate or Sublicensee shall be ready to file a New Drug Application (“NDA”) or Biologics License Application (“BLA”) with the FDA covering at least one (1) Licensed Product.

(vii)        Within [*] months after receiving FDA approval of the NDA or BLA for any Licensed Product, Company, its Affiliate or Sublicensee shall market the approved Licensed Product in the United States.

3          Miscellaneous

3.1          Binding Effect.  This Amendment Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns and are not intended to benefit, or be enforceable by, anyone else.

3.2          Assignment.  This Amendment Agreement may not be assigned by either party without the prior written consent of the other party, which consent may not be unreasonably withheld or delayed.  Notwithstanding the foregoing, this Amendment Agreement may be assigned by either party in connection with a merger, consolidation, sale of all of the equity interests of the party, or a sale of all or substantially all of the assets of the party to which this Amendment Agreement relates.

3.3          Amendment and Waiver.  The parties may only amend, supplement, or otherwise modify this Amendment Agreement through a written instrument signed by both parties. The waiver of any rights or failure to act in a specific instance relates only to that instance and is not an agreement to waive any rights or fail to act in any other instance.

3.4          Governing Law.  This Amendment Agreement is governed by and construed in accordance with the laws of the Commonwealth of Massachusetts irrespective of any conflicts of law principles.  The parties may only bring legal action that arises out of or in connection with this Amendment Agreement in the Massachusetts Superior Court in Suffolk County.

3.5          Severability.  If any provision of this Amendment Agreement is held invalid or unenforceable for any reason, the invalidity or unenforceability does not affect any other provision of this Amendment Agreement, and the parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent.  If the parties fail to reach a modified agreement within sixty (60) days after the relevant provision is held invalid or unenforceable, then the dispute shall be resolved in accordance with the procedures set forth in Article 9 of the Agreement.  While the dispute is pending resolution, this Amendment Agreement shall be construed as if the provision were deleted by agreement of the parties.

3.6          Counterparts.  This Amendment Agreement may be executed in one or more counterparts, each of which is an original, and all of which together are one instrument. A copy of an executed counterpart may be delivered by facsimile or other electronic means and such counterpart so delivered shall be equally effective for all purposes.

3.7          Entire Agreement.  This Amendment Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements or understandings between the parties relating to its subject matter.

The parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

UNIVERSITY OF MASSACHUSETTS	AGALIMMUNE LTD.

By: /s/ James P. McNamara	By: /s/ Mali Zeevi
Name: James P. McNamara, Ph.D.,	Name: Mali Zeevi
Title: Executive Director	Title: Chief Financial Officer
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